UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2022

Commission File Number: 333-231839

CHINA SXT PHARMACEUTICALS, INC.

(Translation of registrant’s name into English)

178 Taidong Rd North, Taizhou

Jiangsu, China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Departure of Directors

On May 9, 2022, Mr. Junsong Li, an independent director of China SXT Pharmaceuticals, Inc. (the “Company”), chairman of the compensation committee of the board of directors of the Company (the “Board”), member of the audit committee and the nominating and corporate governance committee of the Board, resigned from his positions for personal reasons, effective immediately. His resignation was not a result of any disagreements with the Company on any matter related to the operations, policies, or practices of the Company.

On May 9, 2022, Mr. Wenwei Fan, an independent director of the Company, chairman of the audit committee of the Board, member of the compensation committee and the nominating and corporate governance committee of the Board, resigned from his positions for personal reasons, effective immediately. His resignation was not a result of any disagreements with the Company on any matter related to the operations, policies, or practices of the Company.

Appointment of Directors

Effective May 10, 2022, the Board appointed Mr. Tong Liu as an independent director of the Board, chairman of the compensation committee, a member of the audit committee and the nominating and corporate governance committee of the Board to fill the vacancies created by Mr. Junsong Li’s resignation. The biographical information of Mr. Tong Liu is set forth below.

Mr. Tong Liu, has worked at Beijing Yingke (Taizhou) Law Firm since December 2019. From June 2016 to November 2019, he worked at Jiangsu Puchen Law Firm. From October 2014 to June 2016, he worked at Jiangsu Bihong Law Firm. From December 2010 to October 2014, he worked Jiangsu Suyi Law Firm. From September 2006 to December 2010, he worked at Jiangsu Zhushi law firm. Mr. Liu obtained his Bachelor of Law degree from Nanjing University in 2002.

In connection with his appointment as a director, the Company and Mr. Liu signed an offer letter on May 10, 2022. Pursuant to the offer letter, Mr. Liu will receive an annual director fee $1 in cash, payable quarterly and be reimbursed for reasonable expenses incurred in the performance of his duties.

Effective May 10, 2022, the Board appointed Mr. Songfan He as an independent director of the Board, chairman of the audit committee, a member of the compensation committee and the nominating and corporate governance committee of the Board to fill the vacancies created by Mr. Wenwei Fan’s resignation. The biographical information of Mr. Songfan He is set forth below.

Mr. Songfan He, has worked at Beijing Qitong International Institute of Traditional Chinese Medicine Science since 2017. He has served as the director of editorial board of “National Civil Servants’ Health Guide”. From August 1996 to December 2003, he worked at Fifth People’s Hospital of Xinyi City. Mr. He graduated from Xuzhou Medical College in Clinical Medicine in 1996, graduated from China Yantai College of Traditional Chinese Medicine in Clinical Medicine in 2011.

In connection with his appointment as a director, the Company and Mr. He signed an offer letter on May 10, 2022. Pursuant to the offer letter, Mr. He will receive an annual director fee $1 in cash, payable quarterly and be reimbursed for reasonable expenses incurred in the performance of his duties.

The foregoing description of the principal terms of each offer letter is a general description only, does not purport to be complete, and is qualified in its entirety by reference to the terms of each offer letter attached hereto as Exhibit 10.1 and Exhibit 10.2, respectively, which are incorporated herein by this reference.

Neither Mr. Liu nor Mr. He has a family relationship with any other director or officer of the Company as defined in Item 401 of Regulation S-K.

Exhibits

Exhibit No.	Description
10.1	Offer Letter with Mr. Tong Liu dated May 10, 2022
10.2	Offer Letter with Mr. Songfan He dated May 10, 2022

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CHINA SXT PHARMACEUTICAL, INC.

By:	/s/ Feng Zhou
Feng Zhou
Chief Executive Officer

Date: May 13, 2022

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